      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 7, 1999
                                                 REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-3
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                            ------------------------

                       CLEAR CHANNEL COMMUNICATIONS, INC.
             (Exact name of registrant as specified in its charter)

                       TEXAS                                            74-1787539
          (State or other jurisdiction of                            (I.R.S. Employer
          incorporation or organization)                            Identification No.)

                            ------------------------

           200 CONCORD PLAZA, SUITE 600                                L. LOWRY MAYS
             SAN ANTONIO, TEXAS 78216                       CLEAR CHANNEL COMMUNICATIONS, INC.
                  (210) 822-2828                               200 CONCORD PLAZA, SUITE 600
(Address, including zip code, and telephone number,              SAN ANTONIO, TEXAS 78216
  including area code, of registrant's principal                      (210) 822-2828
                executive offices)                   (Name, address, including zip code, and telephone
                                                    number, including area code, of agent for service)

                            ------------------------

                                   COPIES TO:

              STEPHEN C. MOUNT, ESQ.                                 JOHN WHITE, ESQ.
     Akin, Gump, Strauss, Hauer & Feld, L.L.P.                    Cravath, Swaine & Moore
            1500 Bank of America Plaza                                Worldwide Plaza
                300 Convent Street                                   825 Eighth Avenue
             San Antonio, Texas 78205                               New York, NY 10019
                  (210) 281-7000                                      (212) 474-1000
               (210) 224-2035 (fax)                                (212) 474-3700 (fax)

                            ------------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after this registration statement becomes effective

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of earlier effective registration statement for the same offering. [ ] ________

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ________

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                            ------------------------

                        CALCULATION OF REGISTRATION FEE

----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
                                                                      PROPOSED            PROPOSED
                                                                       MAXIMUM             MAXIMUM
               TITLE OF                       AMOUNT TO BE         OFFERING PRICE         AGGREGATE           AMOUNT OF
      SECURITIES TO BE REGISTERED              REGISTERED           PER SHARE(1)      OFFERING PRICE(1)   REGISTRATION FEE
----------------------------------------------------------------------------------------------------------------------------
Common stock, par value $.10 per
  share................................    20,700,000 Shares          $69.2813         $1,434,122,910         $398,686
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------

(1) Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(c) under the Securities Act of 1933 based on the average of the high and low sales prices of the Common Stock reported by the New York Stock Exchange on April 30, 1999.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                                                           SUBJECT TO COMPLETION
                                                               DATED MAY 7, 1999

PROSPECTUS

                                                 18,000,000 SHARES
                                         CLEAR CHANNEL COMMUNICATIONS, INC.
[LOGO]                                              COMMON STOCK

                            ------------------------
     Of the 18,000,000 shares of our common stock being offered by this prospectus, 15,449,832 are being offered by the selling shareholder listed under the heading "Selling Shareholder" on page 22 and 2,550,168 are being offered by us. Our common stock trades on the New York Stock Exchange under the symbol "CCU." On May 6, 1999, the last reported sale price of our common stock on the New York Stock Exchange was $70.625 per share. This is a firm commitment underwriting.

                            ------------------------
     INVESTING IN OUR COMMON STOCK INVOLVES RISKS WHICH ARE DESCRIBED IN THE SECTION ENTITLED "RISK FACTORS" BEGINNING ON PAGE 8 OF THIS PROSPECTUS.

                            ------------------------

                                                           PER SHARE    TOTAL
                                                           ---------    -----
Public Offering Price....................................   $          $
Underwriting Discount....................................   $          $
Proceeds, before expenses, to Selling Shareholder........   $          $
Proceeds, before expenses, to Clear Channel..............   $          $

                            ------------------------
NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     We intend to grant an option for the purchase of an additional 2,700,000 shares of common stock to the underwriters to cover over-allotments.

                            ------------------------
BT ALEX. BROWN
                  MORGAN STANLEY DEAN WITTER
                                     MERRILL LYNCH & CO.
                                                   SALOMON SMITH BARNEY

CREDIT SUISSE FIRST BOSTON                GOLDMAN, SACHS & CO.
LEHMAN BROTHERS                            SCHRODER & CO. INC.

BancBoston Robertson Stephens     Donaldson, Lufkin & Jenrette
First Union Capital Markets         ING Baring Furman Selz LLC
Corp.                                 PaineWebber Incorporated
NationsBanc Montgomery              Thomas Weisel Partners LLC
Securities LLC
Prudential Securities

                            ------------------------
               THE DATE OF THIS PROSPECTUS IS             , 1999.

                FORWARD-LOOKING STATEMENTS MAY PROVE INACCURATE

     This document contains certain forward-looking statements about us within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Although we believe that, in making any such statements, our expectations are based on reasonable assumptions, any such statement may be influenced by factors that could cause actual outcomes and results to be materially different from those projected. When used in this document, the words "anticipates," "believes," "expects," "intends," and similar expressions, as they relate to us or our management, are intended to identify such forward-looking statements. These forward-looking statements are subject to numerous risks and uncertainties. Important factors that could cause actual results to differ materially from those in forward-looking statements, certain of which are beyond our control, include:

     - the impact of general economic conditions in the U.S. and in other countries in which we currently do business;

     - industry conditions, including competition;

     - fluctuations in exchange rates and currency values;

     - capital expenditure requirements;

     - legislative or regulatory requirements;

     - interest rates;

     - taxes; and

     - access to capital markets.

     The actual results, performance or achievements by us could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, we cannot be certain that any of the events anticipated by the forward-looking statements will occur or, if any of them do, what impact they will have on us.

                             ---------------------

     You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover. Our business, financial condition, results of operations and prospects may have changed since that date.

                                    SUMMARY

     This summary may not contain all of the information that may be important to you. You should read the entire prospectus, including the financial data and related notes, before making an investment decision. All information set forth in this prospectus has been adjusted to reflect two-for-one stock splits effected in December 1996 and July 1998. Unless we state otherwise, the information in this prospectus assumes no exercise by the underwriters of their option to purchase an additional 2,700,000 shares of common stock.

                                 CLEAR CHANNEL

     We are a diversified media company with two business segments: broadcasting and outdoor advertising. As of May 4, 1999, immediately after our merger with Jacor Communications, Inc., we owned, programmed, or sold airtime for 430 domestic radio stations, two international radio stations and 19 domestic television stations. In addition, as of December 31, 1998, we were one of the world's largest outdoor advertising companies based on a total advertising display inventory of approximately 89,008 domestic display faces and 213,566 international display faces.

     During the year ended December 31, 1998, we derived approximately 48% of our net revenue from broadcasting operations and approximately 52% from outdoor advertising operations. A brief description of each of our primary lines of business follows:

BROADCASTING

     As of May 4, 1999, we owned, programmed or sold airtime for 284 FM and 146 AM radio stations, and 19 television stations in 101 domestic markets. Our radio stations employ a wide variety of programming formats, such as News/Talk/Sports, Country, Adult Contemporary, Urban and Rock. We also operate several radio networks and produce more than 50 syndicated programs and services for more than 4,000 radio stations. Our syndicated programs include Rush Limbaugh, The Dr. Laura Schlessinger Show and Dr. Dean Edell, the top three rated radio programs in the United States. In addition, we currently own the following interests in radio broadcasting companies:

     - a 50% equity interest in the Australian Radio Network Pty., Ltd., which operates radio stations in Australia;

     - a one-third equity interest in New Zealand Radio Network, which operates radio stations in New Zealand;

     - a 29.1% non-voting equity interest in Heftel Broadcasting Corporation, a leading domestic Spanish-language radio broadcaster;

     - a 40% equity interest in Grupo Acir Communicaciones, S.A. de C.V., one of the largest radio broadcasters in Mexico; and

     - a 50% equity interest in Radio Bonton, a.s., which owns an FM radio station in the Czech Republic.

     Our television stations are affiliated with various television networks, including FOX, UPN, ABC, NBC and CBS. The primary sources of programming for our ABC, NBC and CBS affiliated television stations are their respective networks, which produce and distribute programming in exchange for each station's commitment to air the programming at specified times and for commercial announcement time during the programming. We supply the majority of programming to our FOX and UPN affiliates by selecting and purchasing syndicated television programs.

OUTDOOR ADVERTISING

     As of December 31, 1998, we owned a total of 302,574 advertising display faces, including 5,783 display faces operated under license management agreements, and we provided outdoor advertising services in over 32 domestic markets and 14 international markets. Our domestic display faces include billboards of various sizes and various small display faces on the interior and exterior of various public transportation vehicles. Our international display faces include street furniture, transit displays and billboards of various sizes. We also operate numerous smaller displays such as cube displays in retail malls and convenience store window displays. Additionally, we currently own the following interests in outdoor advertising companies:

     - a 50% equity interest in Hainan White Horse Advertising Media Investment Co. Ltd., which operates street furniture displays in China;

     - a 40% equity interest in Expoplakat AS, which operates billboard displays in Estonia;

     - a 50% equity interest in Sirocco International SA, which is developing a new 8 square meter format network and obtaining concessions for 2 square meter format panels in France;

     - a 50% equity interest in Adshel Street Furniture Pty., Limited, which operates street furniture displays in Australia and New Zealand;

     - a 30% equity interest in Capital City Posters Pty., Ltd, which operates street furniture and billboard displays in Singapore; and

     - a 31.9% equity interest in Master & More Co., Ltd, which operates billboard displays in Thailand.

     Our principal executive offices are located at 200 Concord Plaza, Suite 600, San Antonio, Texas 78216 (telephone: 210-822-2828).

                              RECENT DEVELOPMENTS

     On May 4, 1999, we closed our merger with Jacor Communications, Inc. Pursuant to the terms of the merger agreement, each share of Jacor common stock was exchanged for 1.1573151 shares of our common stock. Approximately 60.9 million shares of our common stock were issued in the Jacor merger. We also assumed Jacor's outstanding debt. At March 31, 1999, Jacor had total outstanding indebtedness of approximately $1.6 billion, including publicly traded notes in the aggregate principal amount of $539.6 million and Liquid Yield Option Notes which had an aggregate accreted value of $308.2 million. Jacor options and stock appreciation rights outstanding at the time of the merger are now exercisable for approximately 3.4 million shares of our common stock. In addition, Jacor common stock purchase warrants and LYONs are exercisable or convertible into approximately 12.6 million shares of our common stock.

     At the time of the Jacor merger, Jacor owned, programmed or sold airtime for 157 FM and 81 AM radio stations and one television station. Jacor also produced more than 50 syndicated programs and services for more than 4,000 radio stations.

     We frequently evaluate strategic opportunities both within and outside our existing lines of business and from time to time enter into letters of intent. Although we have no definitive agreements with respect to significant acquisitions not set forth in this prospectus, we expect from time to time to pursue additional acquisitions and may decide to dispose of certain businesses. These additional acquisitions or dispositions could be material.

                                  THE OFFERING

Common stock offered by the selling
shareholder.........................     15,449,832 shares

Common stock offered by Clear
Channel.............................     2,550,168 shares

Common stock outstanding after the
offering(1).........................     329,628,243 shares

Use of proceeds.....................     We intend to use the net proceeds of
                                         the offering relating to the shares to
                                         be sold by us to repay indebtedness
                                         under our domestic revolving credit
                                         facility. We will not receive any
                                         proceeds of the offering relating to
                                         the shares to be sold by the selling
                                         shareholder.

Risk factors........................     See "Risk Factors" beginning on page 8
                                         for a discussion of factors you should
                                         carefully consider before deciding to
                                         invest in the common stock.

New York Stock Exchange symbol......     CCU
---------------

(1) Excludes approximately 849,000 shares of common stock issuable upon the completion of the acquisition of Dame Media, approximately 12.6 million shares of common stock issuable to holders of Jacor warrants and Liquid Yield Option Notes, approximately 10.2 million shares of common stock issuable pursuant to outstanding stock options including those assumed by us in our merger with Jacor, approximately 161,000 shares of common stock issuable pursuant to phantom stock plan obligations assumed by us as part of our acquisition of 98% of the outstanding stock of Eller Media Corporation and approximately 1.9 million shares of common stock issuable upon exercise of the right of the holders of the minority interest in Eller Media to require us to acquire such minority interest.

                       SUMMARY HISTORICAL FINANCIAL DATA

     The following sets forth our summary historical financial data for the three years ended December 31, 1998 and the three month periods ended March 31, 1998 and 1999. After tax cash flow is net income plus depreciation, amortization of intangibles (including that of non-consolidated affiliates) and deferred taxes. EBITDA is net income before interest expense, income taxes, and depreciation and amortization. You should not consider after tax cash flow and EBITDA in isolation from, or as a substitute for, or more meaningful than, operating income, net income or cash flow and other consolidated income or cash flow statement data computed in accordance with generally accepted accounting principles or as a measure of operating performance, or as an alternative to operating cash flows as a measure of liquidity. Although after tax cash flow and EBITDA are not calculated in accordance with generally accepted accounting principles, they are widely used in the media industry as a measure of a company's operating performance because they assist in comparing performance on a consistent basis across companies without regard to depreciation and amortization, which can vary significantly depending on accounting methods, particularly where acquisitions are involved, or non-operating factors such as historical cost bases.

     Acquisitions and dispositions significantly impact the comparability of the historical consolidated financial data reflected in this financial data. The results of interim periods are not necessarily indicative of results of the entire fiscal year. This information is only a summary and you should read the information presented below in conjunction with our consolidated financial statements and related notes, incorporated into this prospectus by reference.

                                                   YEAR ENDED DECEMBER 31,                   THREE MONTHS ENDED MARCH 31,__
                                     ---------------------------------------------------   -----------------------------------
                                                                              PRO FORMA                             PRO FORMA
                                                                             AS ADJUSTED                           AS ADJUSTED
                                       1996         1997          1998         1998(1)       1998        1999        1999(1)
                                     ---------   -----------   -----------   -----------   ---------   ---------   -----------
                                                             (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS DATA:
Net revenue........................  $ 351,739   $   697,068   $ 1,350,940   $2,364,186    $ 203,642   $ 376,787    $571,450
Operating expenses.................    198,332       394,404       767,265    1,448,212      123,774     244,822     384,578
Depreciation and amortization......     45,790       114,207       304,972      607,412       43,011     110,648     173,893
Corporate expenses.................      8,527        20,883        37,825       66,040        5,909      12,447      18,076
                                     ---------   -----------   -----------   ----------    ---------   ---------    --------
Operating income...................     99,090       167,574       240,878      242,522       30,948       8,870      (5,097)
Interest expense...................     30,080        75,076       135,766      289,499       25,701      31,832      59,730
Other income (expense).............      2,230        11,579        12,810       23,013        2,795      10,919      93,940
                                     ---------   -----------   -----------   ----------    ---------   ---------    --------
Income (loss) before income
 taxes.............................     71,240       104,077       117,922      (23,964)       8,042     (12,043)     29,113
Income taxes.......................     28,386        47,116        72,353       96,117        4,259       2,889      29,381
                                     ---------   -----------   -----------   ----------    ---------   ---------    --------
Income (loss) before equity income
 (loss) of nonconsolidated
 affiliates........................     42,854        56,961        45,569     (120,081)       3,783     (14,932)       (268)
Equity in net income (loss) of
 Nonconsolidated affiliates........     (5,158)        6,615         8,462        8,091        1,796       2,196       2,196
                                     ---------   -----------   -----------   ----------    ---------   ---------    --------
Net income (loss)..................  $  37,696   $    63,576   $    54,031   $ (111,990)   $   5,579   $ (12,736)   $  1,928
                                     =========   ===========   ===========   ==========    =========   =========    ========
Net income (loss) per common
 share:(2)
 Basic.............................  $    0.26   $      0.36   $      0.23   $    (0.36)   $    0.03   $   (0.05)   $   0.01
                                     =========   ===========   ===========   ==========    =========   =========    ========
 Diluted...........................  $    0.25   $      0.33   $      0.22   $    (0.36)   $    0.02   $   (0.05)   $   0.01
                                     =========   ===========   ===========   ==========    =========   =========    ========
Weighted average common shares
 outstanding
 Basic.............................    146,844       176,960       236,060      307,358      196,986     265,850     327,809
                                     =========   ===========   ===========   ==========    =========   =========    ========
 Diluted...........................    149,260       183,030       249,123      325,254      203,416     280,918     355,559
                                     =========   ===========   ===========   ==========    =========   =========    ========
STATEMENT OF CASH FLOWS DATA:
Cash flows from operating
 activities........................  $ 107,604   $   164,820   $   271,236                 $  69,674   $  90,273
                                     =========   ===========   ===========                 =========   =========
Cash flows from investing
 activities........................  $(796,764)  $(1,345,793)  $(1,599,874)                $(201,212)  $(148,115)
                                     =========   ===========   ===========                 =========   =========
Cash flows from financing
 activities........................  $ 700,470   $ 1,188,929   $ 1,340,479                 $ 132,656   $  51,634
                                     =========   ===========   ===========                 =========   =========

                                                                            MARCH 31,
                                                              -------------------------------------
                                                                                         PRO FORMA
                                                                                        AS ADJUSTED
                                                                 1998         1999        1999(1)
                                                              ----------   ----------   -----------
                                                                 (IN THOUSANDS, EXCEPT PER SHARE
                                                                            AMOUNTS)
BALANCE SHEET DATA:
Cash and cash equivalents...................................  $   36,498   $   30,290   $    45,016
Total assets................................................   7,539,918    7,490,071    14,113,260
Long-term debt, net of current(3)...........................   2,323,643    2,260,694     3,415,875
Shareholders' equity........................................   4,483,429    4,505,867     8,836,981

                                                        YEAR ENDED DECEMBER 31,               THREE MONTHS ENDED MARCH 31,__
                                              --------------------------------------------   --------------------------------
                                                                                PRO FORMA                          PRO FORMA
                                                                               AS ADJUSTED                        AS ADJUSTED
                                                1996       1997       1998       1998(1)      1998       1999       1999(1)
                                              --------   --------   --------   -----------   -------   --------   -----------
                                                                 (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
OTHER DATA:
After tax cash flow.........................  $107,318   $213,445   $419,745                 $53,855   $113,183
                                              ========   ========   ========                 =======   ========
EBITDA......................................  $141,952   $299,975   $567,122    $881,038     $78,550   $132,633    $264,932
                                              ========   ========   ========    ========     =======   ========    ========
Ratio of earnings to fixed charges..........  $   3.63   $   2.32   $   1.83                 $  1.29   $   0.68
                                              ========   ========   ========                 =======   ========

---------------

(1) As adjusted to reflect the offering and to give effect to the Jacor merger and certain of our and Jacor's completed acquisitions as if those transactions had occurred on January 1, 1998 and January 1, 1999, as appropriate.

(2) Adjusted to reflect the effect of the two-for-one stock splits distributed in December 1996 and July 1998.

(3) Includes $575 million aggregate principal amount of our 2 5/8% senior convertible notes due April 1, 2003 issued on March 30, 1998.

                                  RISK FACTORS

     You should consider carefully the following information in conjunction with the other information contained in this prospectus and the documents and risk factors incorporated by reference herein before deciding to acquire the common stock offered in this prospectus.

LOSSES AND PRO FORMA LOSSES

     We reported a net loss for the three months ended March 31, 1999. On a pro forma basis, giving effect to the Jacor merger, we had a net loss for the year ended December 31, 1998 and for the three months ended March 31, 1999. We expect such losses to continue.

AMOUNT OF OUR OUTSTANDING DEBT

     We currently use a significant portion of our operating income for debt service. Our leverage could make us vulnerable to an increase in interest rates or a downturn in the operating performance of our broadcast properties or outdoor advertising properties or a decline in general economic conditions. At March 31, 1999, we had borrowings under our credit facility and other long term debt outstanding of approximately $2.3 billion and shareholders' equity of $4.5 billion. We expect to continue to borrow funds to finance acquisitions of broadcasting and outdoor advertising properties, as well as for other purposes. We may borrow up to $2 billion under our domestic credit facility at floating rates equal to the London InterBank Offered Rate plus a maximum of 1.0%. At March 31, 1999, we had borrowed approximately $949.1 million under our domestic credit facility. In addition, at March 31, 1999, Jacor had total outstanding indebtedness of approximately $1.6 billion, including publicly traded notes and LYONs, and stockholders' equity of approximately $1.2 billion. As a result of our merger with Jacor, we have assumed this indebtedness. Our debt may increase in the future depending upon our future acquisitions and our operating performance.

WE MAY NEED TO REPAY OR REDEEM JACOR INDEBTEDNESS

     As a result of the Jacor merger, substantially all of Jacor's indebtedness could become currently payable. At March 31, 1999, Jacor had total outstanding indebtedness of approximately $1.6 billion, including publicly traded notes in the aggregate principal amount of $539.6 million and LYONs which had an aggregate accreted value of $308.2 million. Jacor's credit facility has been refinanced. The Jacor merger has also triggered the change in control provisions of the Jacor notes and LYONs, and the holders of these securities may require us to repurchase their securities. We must offer to purchase the outstanding Jacor notes for consideration equal to 101% of the principal amount, plus any accrued and unpaid interest. We must also offer to purchase the outstanding Jacor LYONs. In the event that the holders require that we purchase all or a substantial portion of the Jacor notes and LYONs, there can be no assurance that we would have the funds available to satisfy such obligations.

OUR OPERATIONS MAY BE RESTRICTED BY INDEBTEDNESS

     Our credit facility contains numerous restrictions, including limitations on capital expenditures, the incurrence of additional indebtedness, payment of cash dividends, and requirements to maintain certain financial ratios. In addition, our subsidiaries' indebtedness may restrict our operations as well. In particular, if all or part of the Jacor indebtedness remains outstanding because either the Jacor debt holders do not accept our mandatory offers to purchase such indebtedness or we do not otherwise purchase such indebtedness on acceptable terms, the terms of such indebtedness may restrict the ability of Jacor and its subsidiaries to make funds available to us in the form of dividends, loans, advances or otherwise. Much of Jacor's indebtedness is high yield indebtedness and restricts Jacor and its subsidiaries from incurring additional indebtedness, selling assets or stock, engaging in asset swaps, mergers or consolidations and entering into transactions with affiliates. The covenants for this type of indebtedness are more restrictive than those contained in our public indebtedness. Accordingly, our indebtedness, including our subsidiaries' indebtedness, may, among other things, cause us to incur substantial consolidated interest expense and principal repayment obligations and limit our ability to obtain additional debt financing.

WE MAY HAVE DIFFICULTIES IN COMBINING OUR OPERATIONS WITH JACOR

     We may not be able to successfully combine the operations of Jacor with our own operations. Any unexpected delays or costs of combining the two companies could adversely affect us and disrupt our operations. Additionally, the operations, management and personnel of the two companies may not be compatible. Following the Jacor merger, we may experience the loss of key personnel.

DEPENDENCE ON KEY PERSONNEL

     Our business is dependent upon the performance of certain key employees, including our chief executive officer and other executive officers. We also employ or independently contract with several on-air personalities and hosts of syndicated radio programs with significant loyal audiences in their respective markets. Although we have entered into long-term agreements with certain of our executive officers, key on-air talent and program hosts to protect our interests in those relationships, we can give no assurance that such key personnel will remain with us or will retain their audiences.

OUR INTERNATIONAL OPERATIONS HAVE ADDED RISKS

     Doing business in foreign countries carries with it certain risks that are not found in doing business in the United States. We currently derive a portion of our revenues from international radio and outdoor operations in Europe, Mexico, Australia and New Zealand. The risks of doing business in foreign countries, which could result in losses against which we are not insured, include:

     - potential adverse changes in the diplomatic relations of foreign countries with the United States;

     - hostility from local populations;

     - the adverse effect of currency exchange controls;

     - restrictions on the withdrawal of foreign investment and earnings;

     - government policies against businesses owned by foreigners;

     - expropriations of property;

     - the potential instability of foreign governments;

     - the risk of insurrections;

     - risks of renegotiation or modification of existing agreements with governmental authorities;

     - foreign exchange restrictions; and

     - changes in taxation structure.

EXCHANGE RATES MAY CAUSE FUTURE LOSSES IN INTERNATIONAL OPERATIONS

     Because we own assets overseas and derive revenues from our international operations, we may incur currency translation losses due to changes in the values of foreign currencies and in the value of the U.S. dollar. We cannot predict the effect of exchange rate fluctuations upon future operating results. To reduce a portion of our exposure to the risk of international currency fluctuations, we maintain a hedge by incurring amounts of debt in some currencies approximately equivalent to our net assets in those currencies. We review this hedge position monthly. We currently maintain no other derivative instruments to reduce the exposure to translation and/or transaction risk but may adopt other hedging strategies in the future.

EXTENSIVE GOVERNMENT REGULATION MAY LIMIT OUR OPERATIONS

     Broadcasting. The federal government extensively regulates the domestic broadcasting industry, and any changes in the current regulatory scheme could significantly affect us. Our broadcasting business depends upon maintaining broadcasting licenses issued by the Federal Communications Commission for maximum terms of eight years. Renewals of broadcasting licenses can be attained only through the FCC's grant of appropriate applications. Although the FCC rarely denies a renewal application, the FCC could deny future renewal applications. Such a denial could adversely affect our operations.

     The federal communications laws limit the number of broadcasting properties we may own in a particular area. While the Telecommunications Act of 1996 relaxed the FCC's multiple ownership limits, any subsequent modifications that tighten those limits could adversely affect us by making it impossible for us to complete the acquisition of stations in potential acquisitions or requiring us to divest stations we have already acquired.

     Moreover, changes in other governmental regulations and policies may have a material impact upon us. For example, we currently provide programming to several television stations we do not own and receive programming from other parties for certain television stations we do own. These programming arrangements are made through contracts known as local marketing agreements. The FCC is currently considering revisions to its policy regarding television local marketing agreements. These revisions could restrict our ability to enter into television local marketing agreements in the future, as well as require us to terminate our programming arrangements under existing local marketing agreements.

     Antitrust. Additional acquisitions by us of radio and television stations and outdoor advertising properties will require antitrust review by the federal antitrust agencies, and we can give no assurances that the Department of Justice or the Federal Trade Commission will not seek to bar us from acquiring additional radio or television stations or outdoor advertising properties in any market where we already have a significant position. Following the passage of the Telecommunications Act of 1996, the DOJ has become more aggressive in reviewing proposed acquisitions of radio stations, particularly in instances where the proposed acquirer already owns one or more radio station properties in a particular market and seeks to acquire another radio station in the same market. The DOJ has, in some cases, obtained consent decrees requiring radio station divestitures in a particular market based on allegations that acquisitions would lead to unacceptable concentration levels. The DOJ also actively reviews proposed acquisitions of outdoor advertising properties. In addition, the antitrust laws of foreign jurisdictions will apply if we acquire international broadcasting properties.

     Environmental. As the owner or operator of various real properties and facilities, especially in our outdoor advertising operations, we must comply with various federal, state and local environmental laws and regulations. Historically, we have not incurred significant expenditures to comply with these laws. However, additional environmental laws passed in the future or a finding of a violation of existing laws could require us to make significant expenditures.

GOVERNMENT REGULATION OF OUTDOOR ADVERTISING MAY ADVERSELY AFFECT OUTDOOR ADVERTISING OPERATIONS

     The outdoor advertising industry is subject to extensive governmental regulation at the federal, state and local level and compliance with existing and future regulations could have a significant financial impact on us. Federal law, principally the Highway Beautification Act of 1965, encourages states to implement legislation to restrict billboards located within 660 feet of, or visible from, highways except in commercial or industrial areas. Every state has implemented regulations at least as restrictive as the Highway Beautification Act, including a ban on the construction of new billboards along federally-aided highways and the removal of any illegal signs on these highways at the owner's expense and without any compensation.

     States and local jurisdictions have, in some cases, passed additional regulations on the construction, size, location and, in some instances, advertising content of outdoor advertising structures adjacent to federally-aided highways and other thoroughfares. From time to time governmental authorities order the removal of billboards by the exercise of eminent domain and certain jurisdictions have also adopted amortization of billboards in varying forms. Amortization permits the billboard owner to operate its billboard only as a non-conforming use for a specified period of time, after which it must remove or otherwise conform its billboards to the applicable regulations at its own cost without any compensation. Several municipalities within our existing markets have adopted amortization ordinances. We can give no assurance that we will be successful in negotiating acceptable arrangements in circumstances in which our displays are subject to removal or amortization, and what effect, if any, such regulations may have on our operations.

     In addition, we are unable to predict what additional regulations may be imposed on outdoor advertising in the future. Legislation regulating the content of billboard advertisements and additional billboard restrictions have been introduced in Congress from time to time in the past. Changes in laws and regulations affecting outdoor advertising at any level of government, including laws of the foreign jurisdictions in which we operate, could have a material adverse effect on us.

OUR ACQUISITION STRATEGY COULD POSE RISKS

     Operational Risks. We intend to grow through the acquisition of broadcasting companies and assets, outdoor advertising companies, individual outdoor advertising display faces, and other assets that we believe will assist our customers in marketing their products and services. Our acquisition strategy involves numerous risks, including:

     - Certain of such acquisitions may prove unprofitable and fail to generate anticipated cash flows;

     - To successfully manage a rapidly expanding and significantly larger portfolio of broadcasting and outdoor advertising properties, we may need to recruit additional senior management and expand corporate infrastructure;

     - We may encounter difficulties in the integration of operations and systems;

     - Management's attention may be diverted from other business concerns; and

     - We may lose key employees of acquired companies or stations.

     We frequently evaluate strategic opportunities both within and outside our existing lines of business. We expect from time to time to pursue additional acquisitions and may decide to dispose of certain businesses. Such acquisitions or dispositions could be material.

     Capital Requirements Necessary for Additional Acquisitions. We will face stiff competition from other broadcasting and outdoor advertising companies for acquisition opportunities. If the prices sought by sellers of these companies continue to rise, we may find fewer acceptable acquisition opportunities. In addition, the purchase price of possible acquisitions could require additional debt or equity financing on our part. We can give no assurance that we will obtain the needed financing or that we will obtain such financing on attractive terms. Additional indebtedness could increase our leverage and make us more vulnerable to economic downturns and may limit our ability to withstand competitive pressures. Additional equity financing could result in dilution to our shareholders.

WE FACE INTENSE COMPETITION IN THE BROADCASTING AND OUTDOOR ADVERTISING
INDUSTRIES

     Our business segments are in highly competitive industries, and we may not be able to maintain or increase our current audience ratings and advertising revenues. Our radio and television stations and outdoor advertising properties compete for audiences and advertising revenues with other radio and television stations and outdoor advertising companies, as well as with other media, such as newspapers, magazines, cable television, and direct mail, within their respective markets. Audience ratings and market shares are subject to change, which could have an adverse effect on our revenues in that market. Other variables that could affect our financial performance include:

     - economic conditions, both general and relative to the broadcasting industry;

     - shifts in population and other demographics;

     - the level of competition for advertising dollars;

     - fluctuations in operating costs;

     - technological changes and innovations;

     - changes in labor conditions; and

     - changes in governmental regulations and policies and actions of federal regulatory bodies.

NEW TECHNOLOGIES MAY AFFECT OUR BROADCASTING OPERATIONS

     The FCC is considering ways to introduce new technologies to the radio broadcast industry, including satellite and terrestrial delivery of digital audio broadcasting and the standardization of available technologies which significantly enhance the sound quality of AM broadcasts. We are unable to predict the effect such technologies will have on our broadcasting operations, but the capital expenditures necessary to implement such technologies could be substantial. We also face risks in implementing the conversion of our television stations to digital television, which the FCC has ordered and for which it has established a timetable. We will incur considerable expense in the conversion to digital television and are unable to predict the extent or timing of consumer demand for digital television services. Moreover, the FCC may impose additional public service obligations on television broadcasters in return for their use of digital television spectrum. This could add to our operational costs. The most contentious issue yet to be resolved is the extent to which cable systems will be required to carry broadcasters' new digital channels. Our television stations are highly dependent on their carriage by cable systems in the areas they serve. Thus, FCC rules that impose no or limited obligations on cable systems to carry the digital television signals of television broadcast stations in their local markets could adversely affect our television operations.

RESTRICTIONS ON OUTDOOR TOBACCO ADVERTISING AND ALCOHOL ADVERTISING MAY CAUSE A REDUCTION IN OUR REVENUES

     Regulations, potential legislation and recent settlement agreements related to outdoor tobacco advertising could have a material adverse effect on us. The major U.S. tobacco companies that are defendants in numerous class action suits throughout the country recently reached an out-of-court settlement with 46 states, the District of Columbia, and five U.S. territories that includes a ban on outdoor advertising of tobacco products. The settlement agreement was finalized on November 23, 1998, but must be ratified by the courts in each of the jurisdictions participating in the settlement. In accordance with the settlement, the ban on outdoor advertising of tobacco products went into effect on April 23, 1999. In addition to the mass settlement, the tobacco industry previously had come to terms with the remaining four states individually. The terms of such individual settlements also included bans on outdoor advertising of tobacco products. The elimination of billboard advertising by the tobacco industry will cause a reduction in our direct revenues from such advertisers and may simultaneously increase the available space on the existing inventory of billboards in the outdoor advertising industry. This industry-wide increase in space may in turn result in a lowering of outdoor advertising rates or limit the ability of industry participants to increase rates for some period of time.

     In addition to the settlement agreements, state and local governments are also regulating the outdoor advertising of alcohol and tobacco products. For example, several states and cities have laws restricting outdoor advertising of tobacco products near schools and other locations frequented by children. Some cities have proposed even broader restrictions, including complete bans on outdoor tobacco advertising on billboards, signs, kiosks, and private business window displays. Similarly, several state and local governments have passed laws or ordinances severely restricting or banning outdoor advertising of alcoholic beverages. The legality of some of these restrictions on outdoor advertising of tobacco products and alcoholic beverages has been challenged on constitutional grounds with mixed results in court. Thus, it can be expected that state and local governments may continue to propose or pass similar laws and ordinances to limit outdoor advertising of alcohol, tobacco and other products or services in the future. Legislation regulating tobacco and alcohol advertising has also been introduced in a number of European countries in which we conduct business, and could have a similar impact.

WE MUST SUCCESSFULLY IMPLEMENT JACOR'S STRATEGY TO DEVELOP UNDERDEVELOPED PROPERTIES

     We may not be able to improve the performance of our portfolio of underdeveloped properties. Before the Jacor merger, part of Jacor's business strategy had been to improve the broadcast cash flow and ratings of its underdeveloped properties that had insignificant broadcast cash flow or insignificant ratings. In evaluating acquisition opportunities, Jacor had sought out underdeveloped properties because Jacor believed that such radio stations would provide the potential for the greatest improvement in broadcast cash flow. Typically, Jacor would make a substantial investment in an underdeveloped property to improve its programming operations and/or signal. Approximately one-half of Jacor's portfolio of radio stations represented underdeveloped properties. We can give no assurance that we will be successful in improving the performance of these underdeveloped properties, even if we incur substantial costs in our attempt to improve the performance of these properties. Our failure to succeed in improving the performance of these underdeveloped properties could have an adverse effect on our financial condition and results of operations.

FAILURE TO RENEW OUR NETWORK AFFILIATION CONTRACTS MAY CAUSE A REDUCTION IN REVENUE

     The failure to renew our network affiliation agreements or the renewal of those agreements on terms less favorable than our existing agreements could cause a reduction in revenue generated by our television stations. Our television stations are affiliated with various television networks which produce and distribute programming in exchange for each station's commitment to air the programming at specified times and for commercial announcement time during the programming. Revenue from our television stations is generated, in part, by fees received from the affiliated television networks. The network affiliation agreements must be renewed from time to time. There can be no assurance that our network affiliation agreements can be renewed on terms as favorable as those in our existing agreements, if at all.

WE COULD BE ADVERSELY AFFECTED BY YEAR 2000 PROBLEMS

     We are exposed to the risk that the year 2000 issue could cause system failures or miscalculations in our broadcast, outdoor and corporate locations which could cause disruptions of operations, including, among other things, a temporary inability to produce broadcast signals, process financial transactions, or engage in similar normal business activities. As a result, we have determined that we will be required to modify or replace portions of our software and certain hardware so that those systems will properly utilize dates beyond December 31, 1999. We presently believe that with modifications or replacements of existing software and certain hardware, the year 2000 issue can be mitigated. To date, the amounts incurred and expensed for developing and carrying out the plans to complete the year 2000 modifications have not had a material effect on our operations. We plan to complete the year 2000 modifications, including testing, by July 1, 1999. The total remaining cost for addressing year 2000 is not expected to be material to our operations. If such modifications and replacements are not made, are not completed on time or are insufficient to prevent systems failures or other disruptions, the year 2000 issue could have a material impact on our operations.

     In addition, the possibility of interruption exists in the event that the information systems of our significant vendors are not year 2000 compliant. The inability of such vendors to complete their year 2000 resolution process in a timely fashion could materially impact us. The effect of non-compliance by such vendors is not determinable. In addition, disruptions in the economy generally resulting from the year 2000 issues could also materially adversely affect us. We could be subject to litigation for computer systems failure, for example, equipment shutdown or failure to properly date business records. The amount of potential liability and lost revenue cannot be reasonably estimated at this time.

                                USE OF PROCEEDS

     Our net proceeds from this offering are estimated to be approximately $174.4 million ($359.8 million if the underwriters' over-allotment option is exercised in full) at an assumed offering price of $70.625 per share, after deducting the underwriting discount and estimated offering expenses that we will have paid. We will use the net proceeds to repay borrowings outstanding under our domestic credit facility. As of March 31, 1999, approximately $949.1 million in borrowings was outstanding under our domestic credit facility and the effective interest rate thereon was approximately 5.19%. Borrowings under this credit facility, which must be paid in full by June 2005, currently bear interest as of the date of this prospectus supplement at a floating rate based on the LIBOR plus a maximum of 1.0%. Previous borrowings under this credit facility were used to fund recent acquisitions and to refinance certain of the indebtedness assumed by us in connection with these acquisitions. Upon repayment of such borrowings, the amount repaid will become immediately available to us for re-borrowing under this credit facility. We expect that amounts available for re-borrowing under this credit facility as a result of the application of the net proceeds of this offering will be used to finance acquisitions. The purchase price of, and the debt assumed in, future acquisitions are expected to be financed from borrowings under this credit facility, other debt or equity financings and cash flow from operations. We will not receive any proceeds from the sale of our common stock by the selling shareholder.

                     COMMON STOCK PRICE RANGE AND DIVIDENDS

     The common stock trades on the NYSE under the symbol "CCU." The table below sets forth, for the calendar quarters indicated, the reported high and low closing prices of the common stock as reported on the NYSE.

                                                               CLEAR CHANNEL
                                                               COMMON STOCK
                                                               MARKET PRICE
                                                              ---------------
                                                               HIGH     LOW
                                                              ------   ------
1997
  First Quarter.............................................  $24.81   $17.13
  Second Quarter............................................   31.69    21.38
  Third Quarter.............................................   34.38    29.31
  Fourth Quarter............................................   39.72    30.00
1998
  First Quarter.............................................   50.03    36.72
  Second Quarter............................................   54.56    44.06
  Third Quarter.............................................   61.75    40.38
  Fourth Quarter............................................   54.50    36.12
1999
  First Quarter.............................................   67.44    53.13
  Second Quarter (through May 6, 1999)......................   74.00    66.00

     On May 6, 1999, the closing price per share of our common stock was $70.625. We urge shareholders to obtain current market quotations before making any decision with respect to an investment in the common stock.

     We intend to retain future earnings for use in our business and we do not anticipate paying any dividends on the common stock in the foreseeable future. Our credit facility limits our ability to pay dividends, other than dividends payable wholly in our capital stock.

     On May 3, 1999, there were approximately 628 holders of record of our common stock.

                                 CAPITALIZATION

     The following table sets forth the current portion of long-term debt and capitalization of Clear Channel as of March 31, 1999, as adjusted to give effect to the sale of the 2,550,168 shares of common stock offered by us in this prospectus and the Jacor merger.

                                                                      MARCH 31, 1999
                                                         -----------------------------------------
                                                                          AS          PRO FORMA
                                                           ACTUAL     ADJUSTED(1)   AS ADJUSTED(2)
                                                         ----------   -----------   --------------
                                                                      (IN THOUSANDS)
Current portion of long-term debt......................  $   27,023   $   27,023     $    62,023
                                                         ==========   ==========     ===========
Credit Facility -- domestic............................     949,100      774,697         774,697
Credit Facility -- international.......................     126,301      126,301         126,301
7.25% Debentures due October 15, 2027..................     300,000      300,000         300,000
6.25% Senior notes due June 15, 2008...................     125,000      125,000         125,000
6.875% Senior debentures due June 15, 2018.............     175,000      175,000         175,000
2.625% Convertible debentures..........................     575,000      575,000         575,000
Other long-term debt...................................      10,293       10,293          10,293
Jacor long-term debt(3)................................          --           --       1,817,654
Shareholders' equity:
Class A Preferred Stock, $1.00 par value, 2,000,000
  shares authorized, no shares issued or outstanding...          --           --              --
Class B Preferred Stock, $1.00 par value, 8,000,000
  shares authorized, no shares issued or outstanding...          --           --              --
Common Stock, $.10 par value, 600,000,000 shares
  authorized, 266,039,115 shares issued and outstanding
  (268,589,283 shares as adjusted).....................      26,618       26,873          32,814
Additional paid-in capital.............................   4,165,879    4,340,027       8,456,311
Common stock warrants..................................          --           --          34,486
Retained earnings......................................     210,926      210,926         210,926
Other equity...........................................     (22,727)     (22,727)        (22,727)
Unrealized gain on investments.........................     125,171      125,171         125,171
                                                         ----------   ----------     -----------
          Total shareholders' equity...................   4,505,867    4,680,270       8,836,981
                                                         ----------   ----------     -----------
          Total capitalization.........................  $6,766,561   $6,766,561     $12,740,926
                                                         ==========   ==========     ===========

---------------

(1) As adjusted to give effect to this offering and the application of the estimated net proceeds of approximately $174.4 million at an assumed offering price of $70.625 per share.

(2) As adjusted to reflect the offering and giving effect to the Jacor merger as if these transactions had occurred on March 31, 1999.

(3) We assumed Jacor's outstanding indebtedness upon the completion of the Jacor merger. As of March 31, 1999, Jacor had indebtedness of approximately $1.6 billion, including its LYONs. The amount in the table above includes adjustments of approximately $229.9 million to reflect the fair value of Jacor's indebtedness and merger related expenses. See "Risk
    Factors -- Amount of Our Outstanding Debt."

                                    BUSINESS

     We are a diversified media company with two business segments: broadcasting and outdoor advertising. We were incorporated in Texas in 1974. As of May 4, 1999, we owned, programmed, or sold airtime for 430 domestic radio stations, two international radio stations and 19 domestic television stations. In addition, as of December 31, 1998 we were one of the world's largest outdoor advertising companies based on total advertising display inventory of 89,008 domestic display faces and 213,566 international display faces.

     During 1998, we derived approximately 48% of our net revenue from broadcasting operations and approximately 52% from outdoor advertising operations.

     The broadcasting segment includes both radio and television stations for which we are the licensee and radio and television stations for which we program or sell air time under local marketing agreements or joint sales agreements. The broadcasting segment also operates radio networks and produces syndicated programming. The outdoor advertising segment includes advertising display faces which we own or operate under lease management agreements.

BROADCASTING

     The following table sets forth certain selected information with regard to each of our 146 AM and 286 FM radio stations; 19 television stations and two satellite television stations that we owned, programmed, or for which we sold airtime, as of May 4, 1999 immediately following our merger with Jacor. Excluded from the following table are the one AM and two FM Mexican radio stations which we provide programming to and sell airtime for under exclusive sales agency arrangements.

                                                        RADIO                     TELEVISION
                                             ---------------------------   ------------------------
                                                AM         FM                             NETWORK
MARKET                                       STATIONS   STATIONS   TOTAL   STATION      AFFILIATION
------                                       --------   --------   -----   -------      -----------
DOMESTIC:
ALABAMA
Mobile.....................................      2          4         6      --           --
Mobile, AL/Pensacola, FL...................     --                   --    WPMI-TV      NBC
                                                                           WJTC-TV(a)    UPN
ARIZONA
Phoenix....................................     --          2         2
Tucson.....................................     --         --        --    KTTU-TV(b)   UPN
ARKANSAS
Little Rock................................     --          5         5    KLRT-TV      FOX
                                                                           KASN-TV(a)    UPN
CALIFORNIA
Antelope Valley............................      1          2         3      --           --
Los Angeles/Thousand Oaks..................      3          4         7      --           --
Monterey...................................      2          4         6      --           --
Riverside..................................      2         --         2      --           --
San Diego..................................      3          5         8      --           --
San Francisco..............................     --          2         2      --           --
San Jose...................................     --          3         3      --           --
Santa Barbara..............................      3          4         7      --           --
Santa Clarita..............................      1         --         1      --           --
COLORADO
Denver.....................................      3          5         8      --           --
Ft. Collins-Greeley........................      2          2         4      --           --
CONNECTICUT
New Haven..................................      2          1         3      --           --

                                                        RADIO                     TELEVISION
                                             ---------------------------   ------------------------
                                                AM         FM                             NETWORK
MARKET                                       STATIONS   STATIONS   TOTAL   STATION      AFFILIATION
------                                       --------   --------   -----   -------      -----------
FLORIDA
Florida Keys...............................      1(a)       7(c)      8      --           --
Ft. Myers/Naples...........................      1          4         5      --           --
Jacksonville...............................      3(d)       6         9    WAWS-TV      FOX
                                                                           WTEV-TV(a)    UPN
Miami/Ft. Lauderdale.......................      2          5         7      --           --
Orlando....................................      2          5         7      --           --
Panama City................................      1          4         5      --           --
Pensacola..................................     --          2(e)      2      --           --
Punta Gorda................................      1          2         3      --           --
Sarasota...................................      2          4(c)      6      --           --
Tallahassee................................      1          4         5      --           --
Tampa/St. Petersburg.......................      3          5         8      --           --
West Palm Beach............................      3          4         7      --           --
GEORGIA
Atlanta....................................      3          6         9      --           --
IDAHO
Boise......................................      2          4         6      --           --
Idaho Falls/Pocatello......................      2          3         5      --           --
Twin Falls.................................      1          2         3      --           --
IOWA
Cedar Rapids...............................      2          2         4      --           --
Des Moines.................................      1          2         3      --           --
Ft. Madison/Burlington.....................      2          2         4      --           --
KANSAS
Hoisington.................................     --         --        --    KBDK-TV(f)(c) n/a
Salina.....................................     --         --        --    KAAS-TV(f)   FOX
Wichita....................................     --         --        --    KSAS-TV      FOX
KENTUCKY
Lexington..................................      2          5(g)      7      --           --
Louisville.................................      3          5         8      --           --
LOUISIANA
New Orleans................................      2          5         7      --           --
Shreveport.................................      2          3         5      --           --
MARYLAND
Baltimore..................................      1          2         3      --           --
MASSACHUSETTS
Springfield................................      2          1         3      --           --
MICHIGAN
Grand Rapids...............................      2          4         6      --           --
MINNESOTA
Minneapolis................................     --         --        --    WFTC-TV      FOX
MISSISSIPPI
Jackson....................................      2          2         4      --           --
MISSOURI
St. Louis..................................      1          5         6      --           --

                                                        RADIO                     TELEVISION
                                             ---------------------------   ------------------------
                                                AM         FM                             NETWORK
MARKET                                       STATIONS   STATIONS   TOTAL   STATION      AFFILIATION
------                                       --------   --------   -----   -------      -----------
NEVADA
Las Vegas..................................     --          4         4      --           --
NEW YORK
Albany.....................................      1          3         4      --           --
Albany/Schenectady/Troy....................     --         --        --    WXXA-TV      FOX
Rochester..................................      2          5         7      --           --
Syracuse...................................      2          3         5      --           --
NORTH CAROLINA
Greensboro.................................      2          2         4      --           --
Raleigh....................................      1          4         5      --           --
NORTH DAKOTA
Bismark....................................      1          1         2      --           --
OHIO
Chillicothe................................      1       --           1      --           --
Cincinnati.................................      4          4         8    WKRC-TV      CBS
Cleveland..................................      1          5         6      --           --
Columbus...................................      2          3         5      --           --
Dayton.....................................      1          5         6      --           --
Defiance...................................   --            1         1      --           --
Findlay....................................   --            2         2      --           --
Greenville.................................     --          1         1      --           --
Lima.......................................      1          3         4      --           --
Marion.....................................      1          2         3      --           --
Sandusky...................................      1          2         3      --           --
Springfield................................      1         --         1      --           --
Tiffin.....................................      1          1         2      --           --
Toledo.....................................      2          3         5      --           --
Washington Court House.....................      1          1         2      --           --
Youngstown.................................      2          3(h)      5      --           --
OKLAHOMA
Guymon.....................................      1(a)    --           1      --           --
Oklahoma City..............................      3(g)       4         7      --           --
Tulsa......................................      2(g)       4(h)      6    KOKI-TV      FOX
                                                                           KTFO-TV(a)    UPN
OREGON
Albany/Corvallis...........................      2          2         4      --           --
Medford....................................      1          4         5      --           --
Portland...................................      2          3(c)      5      --           --
PENNSYLVANIA
Allentown..................................      1          1         2      --           --
Lancaster..................................      1          1         2      --           --
Newcastle..................................      1          1         2      --           --
Reading....................................      1          1         2
Harrisburg/Lebanon/Lancaster/York..........     --         --        --    WHP-TV       CBS
                                                                           WLHY-TV(a)    UPN
RHODE ISLAND
Providence.................................     --          2         2    WPRI-TV      CBS
                                                                           WNAC-TV(a)    FOX

                                                        RADIO                     TELEVISION
                                             ---------------------------   ------------------------
                                                AM         FM                             NETWORK
MARKET                                       STATIONS   STATIONS   TOTAL   STATION      AFFILIATION
------                                       --------   --------   -----   -------      -----------
SOUTH CAROLINA
Barnwell...................................      1       --           1      --           --
Charleston.................................      1          4         5      --           --
Columbia...................................      1          3         4      --           --
Greenville.................................      1          3         4      --           --
TENNESSEE
Cookeville.................................      2          2         4      --           --
Memphis....................................      3          4         7    WPTY-TV      ABC
                                                                           WLMT-TV(a)    UPN
TEXAS
Austin.....................................      1          3         4      --           --
Dallas.....................................     --          2         2      --           --
El Paso....................................      2          3         5      --           --
Houston....................................      3(i)       7(g)     10      --           --
San Antonio................................      3(g)       4         7      --           --
UTAH
Salt Lake City.............................      3          4         7      --           --
VIRGINIA
Norfolk....................................     --          4         4      --           --
Richmond...................................      3          3         6      --           --
WASHINGTON
Centralia..................................      1          1         2      --           --
WISCONSIN
Milwaukee..................................      1          3         4      --           --
WYOMING
Casper.....................................      2(c)       1         3      --           --
Cheyenne...................................      1          4(g)      5      --           --
INTERNATIONAL:
DENMARK
Copenhagen.................................     --          2         2      --           --
                                               ---        ---       ---    -------          ---
Total......................................    146        286       432    21
                                               ===        ===       ===    =======

---------------

(a) Station programmed pursuant to a local marketing agreement (FCC licenses not owned by us).

(b) Station programmed by another party pursuant to a local marketing agreement.

(c) Includes one station for which Clear Channel holds a construction permit but which is not yet operating.

(d)  Includes two stations to be divested in connection with the Jacor merger.

(e) Includes one station for which we sell airtime pursuant to a joint sales agreement (FCC license not owned by us).

(f)  Satellite station of KSAS-TV in Wichita, Kansas.

(g) Includes one station programmed pursuant to a local marketing agreement (FCC license not owned by us).

(h) Includes two stations programmed pursuant to local marketing agreements (FCC licenses not owned by us).

(i) Includes two stations that are owned by CCC-Houston AM, Ltd., in which we own an 80% interest.

     We also own the Kentucky News Network based in Louisville, Kentucky, the Virginia News Network based in Richmond, Virginia, the Oklahoma News Network based in Oklahoma City, Oklahoma, the Voice of Southwest Agriculture Network based in San Angelo, Texas, the Clear Channel Sports Network based both in College Station, Texas, and Des Moines, Iowa, the Alabama Radio Network based in Birmingham, Alabama, the Tennessee Radio Network based in Nashville, Tennessee, the University of Miami Sports Network based in Miami, Florida, the Florida Radio Network based in Orlando, Florida, the University of Florida Sports Network based in Gainesville, Florida and Orlando, Florida, and the Penn State Sports Network based in State College, Pennsylvania.

     Following our merger with Jacor, we now produce more than 50 syndicated programs and services for more than 4,000 radio stations, which programs include Rush Limbaugh, The Dr. Laura Schlessinger Show and Dr. Dean Edell, the top three rated radio programs in the United States.

OUTDOOR ADVERTISING

     The following table sets forth certain selected information with regard to our outdoor advertising display faces as of December 31, 1998.

                                                                TOTAL
                                                               DISPLAY
MARKET                                                         FACES(A)
------                                                         --------
DOMESTIC:
ARIZONA
Phoenix.....................................................       360
Tucson......................................................     1,450
CALIFORNIA
Los Angeles(b)..............................................    12,412
North California(c).........................................     5,177
DELAWARE
Wilmington..................................................     1,084
FLORIDA
Tampa(d)....................................................     1,999
Atlantic Coast..............................................       659
Orlando.....................................................     1,968
Jacksonville................................................     1,075
Gulf Coast..................................................       625
Miami.......................................................     1,972
Ocala.......................................................     1,058
GEORGIA
Atlanta.....................................................     2,068
ILLINOIS
Chicago.....................................................     7,088
INDIANA
Indianapolis................................................     1,383
IOWA
Des Moines..................................................       649
MARYLAND
Baltimore...................................................     1,413
Salisbury...................................................     1,060
Washington, DC..............................................       669
MINNESOTA
Minneapolis.................................................     1,751

                                                                TOTAL
                                                               DISPLAY
MARKET                                                         FACES(A)
------                                                         --------
NEW YORK
Yonkers.....................................................       711
Hudson Valley...............................................       401
OHIO
Cleveland(e)................................................     2,276
PENNSYLVANIA
Philadelphia................................................     2,661
SOUTH CAROLINA
Myrtle Beach................................................     1,234
TENNESSEE
Chattanooga.................................................     1,487
Memphis.....................................................     2,507
TEXAS
Dallas......................................................     4,758
San Antonio.................................................     3,480
Houston.....................................................     5,083
El Paso.....................................................     1,293
WISCONSIN
Milwaukee...................................................     1,664
OTHER OUT-OF-HOME
Various.....................................................     9,750
UNION PACIFIC SOUTHERN PACIFIC(F)
Various.....................................................     5,783
INTERNATIONAL:
Belgium.....................................................     2,943
Canada......................................................        36
Denmark.....................................................    19,996
Estonia.....................................................       220
Finland.....................................................     1,242
France......................................................    27,526
Great Britain...............................................    43,279
Ireland.....................................................     5,055
Latvia......................................................       200
Lithuania...................................................       200
Norway......................................................     4,790
Russia......................................................       650
Sweden......................................................    19,917
Taiwan......................................................       577
Small Transit displays(g)...................................    86,935
                                                               -------
          Total.............................................   302,574
                                                               =======

(a) Domestic display faces primarily include 20'X60' bulletins, 14'X48' bulletins, 12'X25' Premier Panels(TM), 25'X25' Premier Plus Panels(TM), 12'X25' 30-sheet posters, 6'X12' 8-sheet posters, and various transit displays. International display faces include street furniture, various transit displays and billboards of various sizes.

(b) Includes Los Angeles, San Diego, Orange, Riverside, San Bernardino and Ventura counties.

(c) Includes San Francisco, Oakland, San Jose, Santa Cruz, Sacramento and Solano counties.

(d)   Includes Sarasota and Bradenton.

(e)   Includes Akron and Canton.

(f) Represents licenses managed under the Union Pacific Southern Pacific License Management Agreement.

(g) Represents small display faces on the interior and exterior of various public transportation vehicles.

                              SELLING SHAREHOLDER

     The following table sets forth, as of the date of this prospectus, information with respect to the selling shareholder and the number of shares of common stock owned by the selling shareholder that are being offered pursuant to this prospectus.

                                                                                      BENEFICIAL OWNERSHIP
                                                                                        OF COMMON STOCK
                                 BENEFICIAL OWNERSHIP OF COMMON                       AFTER THIS OFFERING
                                  STOCK PRIOR TO THIS OFFERING                        --------------------
                                 ------------------------------                                PERCENT OF
                                               PERCENT OF TOTAL   SHARES TO BE SOLD               TOTAL
NAME                               SHARES        OUTSTANDING      IN THIS OFFERING    SHARES   OUTSTANDING
----                             ----------    ----------------   -----------------   ------   -----------
Zell/Chilmark Fund, L.P.(1)....  15,449,832(2)       4.7%            15,449,832        --(2)       --(2)

---------------

(1) The address of Zell/Chilmark Fund, L.P., a Delaware limited partnership ("Zell/Chilmark"), is Two North Riverside Plaza, Suite 600, Chicago, Illinois 60606. Zell/Chilmark is controlled by Samuel Zell, who served as Chairman of the Board of Jacor prior to the Jacor merger, and David M. Schulte, a former director of Jacor, as follows: the sole general partner of Zell/Chilmark is ZC Limited Partnership ("ZC Limited"); the sole general partner of ZC Limited is ZC Partnership; the sole general partners of ZC Partnership are ZC, Inc. and CZ Inc.; Mr. Zell is the sole beneficial owner of ZC, Inc.; and Mr. Schulte is the sole beneficial owner of CZ Inc. Messrs. Zell, Schulte and Rod Dammeyer and Ms. Sheli Rosenberg constitute all of the members of the management committee of ZC Limited.

(2)Does not include shares beneficially owned by Messrs. Zell, Schulte, Dammeyer or Ms. Rosenberg.

     The sole relationship that the selling shareholder has had with us within the past three years is in connection with the Jacor merger. The selling shareholder is a former Jacor stockholder and received shares of our common stock in connection with the Jacor merger. All information set forth in the table above, other than under the heading "Percent of Total Outstanding," has been obtained from the selling shareholder.

                          DESCRIPTION OF CAPITAL STOCK

COMMON STOCK

     Our board of directors has the authority to issue up to 900,000,000 shares of our common stock. As of May 5, 1999, 327,078,075 shares of our common stock were outstanding. Our common shareholders are entitled to one vote per share on all matters submitted to a vote of shareholders. In addition, our common shareholders may receive dividends, if any, on a pro rata basis that our board of directors may declare from time to time from legally available funds. However, these payments of dividends would be subject to the payment of any preferential dividends on any of our preferred stock that may be outstanding. If we liquidate, dissolve or wind up our company, our common shareholders would be entitled to share ratably in any assets available for distribution to them after payment of all our obligations and all preferential distributions payable on any of our preferred stock then outstanding.

     Our common shareholders do not have cumulative voting rights or preemptive or other rights to acquire or subscribe to additional, unissued or treasury shares. The shares of our common stock currently outstanding are, and the shares offered hereby will be when we issue them, validly issued, fully paid and nonassessable.

PREFERRED STOCK

     Our board of directors may issue up to 2,000,000 shares of our Class A preferred stock and up to 8,000,000 shares of our Class B preferred stock. Either class of preferred stock may be issued in one or more series, and the rights, preferences, privileges and qualifications of the preferred stock may be fixed by our board of directors without any further vote or action by our shareholders. However, shares of Class B preferred stock will not be entitled to more than one vote per share when the shares are voted as a class with our common shareholders. In addition, our board of directors and management have undertaken not to issue, without our shareholders' prior approval, Class B preferred stock:

     - for any defensive or anti-takeover purpose;

     - to implement any shareholders' rights plan; or

     - with features intended to make any attempted acquisition of us more difficult or costly.

However, the restrictions do not apply to the 2,000,000 shares of Class A preferred stock that are currently authorized.

     If our board of directors issues shares of either class of preferred stock, this issuance could decrease the amount of earnings and assets available for distribution to our common shareholders. In addition, this issuance could adversely affect the rights and powers, including voting rights, of common shareholders and may have the effect of delaying, deferring or preventing us from undergoing a change in control. No shares of either class of preferred stock have ever been issued.

REPURCHASE AGREEMENT

     In May 1977, we and several of our shareholders at the time, including L. Lowry Mays and B.J. McCombs, entered into a Buy-Sell Agreement restricting the ability of L. Lowry Mays and B.J. McCombs and their heirs, legal representatives, successors and assigns to dispose of shares of our common stock owned by them. The Buy-Sell Agreement provides that in the event that L. Lowry Mays, B.J. McCombs or their heirs, legal representatives, successors and assigns desire to dispose of their shares, other than by will or intestacy or through gifts to the party's spouse or children, they must offer their shares for a period of 30 days to us. They must offer, for a period of 30 days, any shares not purchased by us to the other parties to the Buy-Sell Agreement. If we or the other parties to the Buy-Sell Agreement do not purchase all of their shares so offered, the party offering his shares may sell them to a third party during the following 90-day period at a price and on terms not more favorable than those offered to us and the other parties. In addition, L. Lowry Mays, B.J. McCombs or their heirs, legal representatives, successors and assigns may not, individually or in concert with others, sell any shares so as to deliver voting control to a third party without providing in the sale that all parties to the Buy-Sell Agreement will be offered the same price and terms for their shares as provided in the sale. The Buy-Sell Agreement will continue in effect following the date of this prospectus and may preserve the control of the present principal shareholders.

TEXAS BUSINESS COMBINATION LAW

     We are governed by the provisions of the Texas Business Corporation Act. The TBCA imposes a special voting requirement for the approval of certain business combinations and related party transactions between public corporations and affiliated shareholders unless the board of directors of the corporation approves the transaction or the acquisition of shares by the affiliated shareholder prior to the affiliate shareholder becoming an affiliated shareholder. The TBCA prohibits certain mergers, sales of assets, reclassifications and other transactions between shareholders beneficially owning 20% or more of the outstanding stock of a Texas public corporation for a period of three years following the shareholder acquiring shares representing 20% or more of the corporation's voting power unless two-thirds of the unaffiliated shareholders approve the transaction at a meeting held no earlier than six months after the shareholder acquires that ownership. A vote of shareholders is not necessary if the board of directors approves the transaction or approves the purchase of shares by the affiliated shareholder before the affiliated shareholder acquires beneficial ownership of 20% of the shares, or if the affiliated shareholder was an affiliated shareholder before December 31, 1996, and continued as such through the date of the transaction.

FOREIGN OWNERSHIP

     Due to restrictions imposed by the Communications Act of 1934 on ownership by aliens of our common stock, our bylaws were amended effective December 31, 1983 to provide that:

     - not more than one-fifth of the shares outstanding shall at any time be owned of record, or voted, by or for the account of aliens, their representatives, a foreign government or a corporation organized under the laws of a foreign country;

     - we shall not be owned or controlled directly or indirectly by any other corporation of which any officer or more than one-fourth of the directors are aliens or of which more than one-fourth of the shares are owned of record or voted by aliens;

     - no person who is an alien may be elected or serve as one of our officers or directors; and

     - if our stock records at any time reflect one-fifth alien ownership, no transfers of additional shares to aliens will be made and, if it is found that any additional shares are in fact held by or for the account of an alien, the shares shall not be entitled to vote, to receive dividends or to have any other rights.

     An alien owning shares in excess of one-fifth of the total number of outstanding shares will be required to transfer them to a United States citizen or to us. This restriction will apply to our common stock offered under this prospectus and to the issuance or transfer of shares after the date of this prospectus. Our stock certificates may bear a legend setting forth this restriction. Since the bylaws were amended, the Communications Act has been revised to remove the limitations on alien officers and directors.

                                  UNDERWRITING

     We and the selling shareholder have entered into an underwriting agreement with the underwriters named below in which they have severally agreed to purchase from us and the selling shareholder the number of shares of common stock set forth beside their names below at the public offering price less the underwriting discount and commissions set forth on the cover page of this prospectus.

UNDERWRITER                                                   NUMBER OF SHARES
-----------                                                   ----------------
BT Alex. Brown Incorporated
Morgan Stanley & Co. Incorporated...........................
Merrill Lynch, Pierce, Fenner & Smith
             Incorporated...................................
Salomon Smith Barney Inc....................................
Credit Suisse First Boston Corporation......................
Goldman, Sachs & Co.........................................
Lehman Brothers Inc.........................................
Schroder & Co. Inc..........................................
BancBoston Robertson Stephens...............................
Donaldson, Lufkin & Jenrette Securities Corporation.........
First Union Capital Markets Corp. ..........................
ING Baring Furman Selz LLC..................................
NationsBanc Montgomery Securities LLC.......................
PaineWebber Incorporated....................................
Prudential Securities Incorporated..........................
Thomas Weisel Partners LLC..................................
                                                                 ----------
          Total.............................................     18,000,000
                                                                 ==========

     The obligation of the underwriters to purchase the common stock from us and the selling shareholder is subject to the terms and conditions set forth in the underwriting agreement. The underwriting agreement requires the underwriters to purchase all shares of the common stock offered by this prospectus, if any of such shares are purchased.

     The underwriters have advised us and the selling shareholder that they propose to offer the shares of common stock in this offering to the public at
the public offering price of $     per share and to certain dealers at the
public offering price less a concession not in excess of $     per share. The
underwriters may allow, and such dealers may reallow, a concession not in excess
of $     per share to certain other dealers. The underwriters may change the public offering price after the common stock is released for sale to the public.

     We have granted to the underwriters an option, exercisable not later than 30 days after the date of this prospectus supplement, to purchase up to 2,700,000 additional shares of common stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus supplement. To the extent that the underwriters exercise such option, each of the underwriters will have a firm commitment to purchase approximately the same percentage of the overallotment that the number of shares of common stock to be purchased by it shown in the above table bears to 18,000,000, and we will be obligated, pursuant to the option, to sell such shares to the underwriters. The underwriters may exercise such option only to cover overallotments made in connection with the sale of common stock offered pursuant to this prospectus supplement. If purchased, the underwriters will offer such additional shares on the same terms as those in which the 18,000,000 shares are being offered.

     We and the selling shareholder have agreed to indemnify the underwriters with respect to certain liabilities, including liabilities under the Securities Act of 1933.

     To facilitate the offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the market price of the common stock. Specifically, the underwriters may overallot shares of the common stock in connection with this offering, thereby creating a short position in the underwriters' account. A short position results when an underwriter sells more shares of common stock than such underwriter committed to purchase. Additionally, to cover such overallotments or to stabilize the market price of the common stock, the underwriters may bid for, and purchase, shares of the common stock at a level above that which might otherwise prevail in the open market. The underwriters are not required to engage in these activities, and, if commenced, any such activities may be discontinued at any time. The underwriters also may reclaim selling concessions allowed to an underwriter or dealer, if the underwriters repurchase shares distributed by that underwriter or dealer.

     Clear Channel, L. Lowry Mays and B.J. McCombs have agreed that they will not, directly or indirectly, offer, sell or otherwise dispose of, any of our equity securities or any securities convertible into or exchangeable for, or any rights to purchase or acquire, our equity securities, other than employee stock options granted by us in the ordinary course of business and certain other exceptions, for a period of 30 days after the date of this prospectus without the prior written consent of BT Alex. Brown Incorporated and Morgan Stanley & Co. Incorporated. B.J. McCombs, one of our directors, may purchase up to 1 million shares of common stock in the offering.

     The underwriters and their respective affiliates may be customers of, lenders to, engage in transactions with, and perform services for us and our subsidiaries in the ordinary course of business.

                                 LEGAL OPINIONS

     The validity of the common stock will be passed upon for us by our special counsel, Akin, Gump, Strauss, Hauer & Feld, L.L.P., San Antonio, Texas and for the underwriters, dealers or agents by Cravath, Swaine & Moore, New York, New York. Certain issues will be passed upon for the selling shareholder by its counsel, Rosenberg & Liebentritt, P.C., Chicago, Illinois. Alan D. Feld, the sole shareholder of a professional corporation which is a partner of Akin, Gump, Strauss, Hauer & Feld, L.L.P., is one of our directors and, as of April 8, 1999, owned approximately 131,000 shares of our common stock, including presently exercisable options to acquire approximately 114,500 shares.

                                    EXPERTS

     Our consolidated financial statements at December 31, 1998 and 1997, and for each of the three years in the period ended December 31, 1998, and the financial statement schedule included in our Annual Report on Form 10-K for the year ended December 31, 1998, have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon incorporated by reference elsewhere herein which are based in part on the reports of KPMG, independent auditors, as to the year ended December 31, 1996, and KPMG LLP, independent auditors, as to each of the two years in the period ended December 31, 1998. The financial statements referred to above are incorporated herein by reference in reliance upon such reports given upon the authority of such firms as experts in accounting and auditing.

     The 1996 consolidated financial statements of Australian Radio Network Pty. Ltd. not separately presented in our Annual Report on Form 10-K for the fiscal year ended December 31, 1998, have been audited by KPMG, independent auditors, as set forth in their report dated March 4, 1997 included in our Annual Report on Form 10-K for the year ended December 31, 1996 and incorporated herein by reference. Such report referred to above is incorporated herein by reference in reliance upon the authority of such firm as experts in accounting and auditing.

     The consolidated financial statements incorporated in this registration statement by reference to the audited financial statements of Universal Outdoor Holdings, Inc. as of December 31, 1997 and 1996 and for each of the three years in the period ended December 31, 1997, included in our Current Report on Form 8-K dated March 12, 1998, as amended by Form 8-K/A filed on March 23, 1998 and Form 8-K/A filed on February 23, 1999, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

     The consolidated financial statements of Eller Media Corporation as of December 31, 1996 and 1995 and for the year ended December 31, 1996 and for the period from August 18, 1995 through December 31, 1995, together with the consolidated financial statements of PMG Holdings, Inc. and subsidiaries and the combined financial statements of Eller Investment Company, Inc. for the period from January 1, 1995 to August 17, 1995, incorporated by reference in this prospectus and elsewhere in this registration statement are included in our Current Report on Form 8-K, filed on April 17, 1997, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving said reports.

     The combined financial statements of Eller Investment Company, Inc. as of and for the year ended December 31, 1994, incorporated by reference in this prospectus and elsewhere in this registration statement are included in our Current Report on Form 8-K, filed April 17, 1997, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving said reports.

     The financial statement incorporated in this Prospectus by reference to the audited historical financial statements of Paxson Radio (a division of Paxson Communications Corporation) for the year ended December 31, 1996 included in Clear Channel's Current Report on Form 8-K dated December 22, 1997, as amended by Form 8-K/A filed on February 23, 1999, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

     The consolidated financial statements of More Group Plc. as of December 31, 1997 and for the year ended December 31, 1997, included in our Current Report on Form 8-K/A dated September 4, 1998, as amended by Form 8-K/A filed on January 14, 1999, and Form 8-K/A filed on February 23, 1999, have been audited by Price Waterhouse Chartered Accountants and Registered Auditors, London, England and are incorporated by reference herein in reliance upon the report of said firm as experts in auditing and accounting.

     The consolidated balance sheets of Jacor Communications, Inc. and its subsidiaries as of December 31, 1998 and 1997 and the consolidated statements of operations and comprehensive income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1998, have been incorporated herein in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of that firm as experts in accounting and auditing.

     The consolidated balance sheets of Jacor Communications, Inc. and its subsidiaries as of December 31, 1997 and 1996 and the consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1997, have been incorporated herein in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of that firm as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements, or other information we file with the SEC at its public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public at the SEC's web site at http://www.sec.gov. In addition, you can inspect and copy our reports, proxy statements and other information at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005, on which our common stock is listed.

     We filed a registration statement on Form S-3 to register with the SEC our common stock offered by the selling shareholders. This prospectus is part of that registration statement. As permitted by SEC rules, this prospectus does not contain all of the information you can find in the registration statement or the exhibits to the registration statement.

     The SEC allows us to "incorporate by reference" the information we filed with them, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this prospectus, and later information filed with the SEC will update and supersede this information.

     We incorporate by reference the documents listed below:

          1. Annual Report on Form 10-K for the fiscal year ended December 31, 1998.

          2. Quarterly Report on Form 10-Q for the three months ended March 31, 1999.

          3. Current Report on Form 8-K filed May 7, 1999.

          4. Current Report on Form 8-K filed December 10, 1998, as amended by Form 8-K/A filed February 23, 1999 and Form 8-K/A filed April 12, 1999.

          5. Current Report on Form 8-K filed October 9, 1998.

          6. Current Report on Form 8-K filed July 10, 1998, as amended by Form 8-K/A filed September 4, 1998, Form 8-K/A filed January 14, 1999 and Form 8-K/A filed February 23, 1999.

          7. Current Report on Form 8-K filed March 12, 1998, as amended by Form 8-K/A filed on March 23, 1998 and Form 8-K/A filed on February 23, 1999.

          8. Current Report on Form 8-K filed December 22, 1997, as amended by Form 8-K/A filed February 23, 1999.

          9. Current Report on Form 8-K filed April 17, 1997.

     You may request a copy of these filings, at no cost, by writing or telephoning:

          Clear Channel Communications, Inc.
        200 Concord Plaza, Suite 600
        San Antonio, Texas 78216
        Attn: Office of Investor Relations
        Tel: (210) 822-2828

     You should rely on the information incorporated by reference or provided in this prospectus. We have authorized no one to provide you different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of the document.

             ------------------------------------------------------
             ------------------------------------------------------

THROUGH AND INCLUDING           (THE 25TH DAY AFTER THE DATE OF THIS
PROSPECTUS), ALL DEALERS THAT EFFECT TRANSACTIONS IN THESE SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE DEALERS' OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Forward Looking Statements May Prove
  Inaccurate..........................     2
Summary...............................     3
Risk Factors..........................     8
Use of Proceeds.......................    14
Common Stock Price Range and
  Dividends...........................    14
Capitalization........................    15
Business..............................    16
Selling Shareholder...................    22
Description of Capital Stock..........    22
Underwriting..........................    24
Legal Opinions........................    26
Experts...............................    26
Where You Can Find More Information...    27

             ------------------------------------------------------
             ------------------------------------------------------
             ------------------------------------------------------
             ------------------------------------------------------

                               18,000,000 SHARES

                              [CLEAR CHANNEL LOGO]

                                 CLEAR CHANNEL
                              COMMUNICATIONS, INC.
                                  COMMON STOCK
                             ---------------------

                                   PROSPECTUS
                             ---------------------
                                            , 1999

                                 BT ALEX. BROWN
                           MORGAN STANLEY DEAN WITTER
                              MERRILL LYNCH & CO.
                              SALOMON SMITH BARNEY

                           CREDIT SUISSE FIRST BOSTON
                              GOLDMAN, SACHS & CO.
                                LEHMAN BROTHERS
                              SCHRODER & CO. INC.

                         BANCBOSTON ROBERTSON STEPHENS
                          DONALDSON, LUFKIN & JENRETTE
                       FIRST UNION CAPITAL MARKETS CORP.
                           ING BARING FURMAN SELZ LLC
                     NATIONSBANC MONTGOMERY SECURITIES LLC
                            PAINEWEBBER INCORPORATED
                             PRUDENTIAL SECURITIES
                           THOMAS WEISEL PARTNERS LLC

             ------------------------------------------------------
             ------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The estimated expenses, other than underwriting discounts and commissions, in connection with the distribution of the common stock being registered hereby, all of which will be paid by Clear Channel Communications, Inc. ("Clear Channel"), are as follows:

SEC registration fee........................................  $398,686
Legal fees and expenses.....................................   100,000
Accounting fees and expenses................................   100,000
Printing and engraving expenses.............................   100,000
Miscellaneous...............................................    51,314
                                                              --------
          Total.............................................  $750,000
                                                              ========

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS OF CLEAR CHANNEL.

     Article 2.02-1 of the Texas Business Corporation Act provides for indemnification of directors and officers in certain circumstances. In addition, the Texas Miscellaneous Corporation Law provides that a corporation may amend its Articles of Incorporation to provide that no director shall be liable to such corporation or its shareholders for monetary damages for an act or omission in the director's capacity as a director, provided that the liability of a director is not eliminated or limited (i) for any breach of the director's duty of loyalty to such corporation or its shareholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or knowing violation of law, (iii) any transaction from which such director derived an improper personal benefit, or (iv) an act or omission for which the liability of a director is expressly provided by an applicable statute. Clear Channel has amended its Articles of Incorporation and added Article Eleven adopting such limitations on a director's liability. Clear Channel's Articles of Incorporation also provide in Article Nine for indemnification of directors or officers in connection with the defense or settlement of suits brought against them in their capacities as directors or officers of Clear Channel, except in respect of liabilities arising from gross negligence or willful misconduct in the performance of their duties.

     Article IX(8) of Clear Channel's bylaws provides for indemnification of any person made a party to a proceeding by reason of such person's status as a director, officer, employee, partner or trustee of Clear Channel, except in respect of liabilities arising from negligence or misconduct in the performance of their duties.

     An insurance policy obtained by the registrant provides for indemnification of officers and directors of Clear Channel and certain other persons against liabilities and expenses incurred by any of them in certain stated proceedings and under certain stated conditions.

ITEM 16. EXHIBITS

      EXHIBIT NO.                                  EXHIBIT
      -----------                                  -------
           1.1*          -- Form of Underwriting Agreement.
           2.1           -- Agreement and Plan of Merger dated as of October 8, 1998, as amended on November 11, 1998, among Clear Channel, CCU
                            Merger Sub, Inc. and Jacor (incorporated by reference to
                            Annex A to Clear Channel's Registration Statement on Form
                            S-4 (Reg. No. 333-72839) dated February 23, 1999).
           3.1+          -- Current Articles of Incorporation of Clear Channel.
           3.2+          -- Second Amended and Restated Bylaws of Clear Channel.

      EXHIBIT NO.                                  EXHIBIT
      -----------                                  -------
           3.3           -- Amendment to Clear Channel's Articles of Incorporation
                            (incorporated by reference to Clear Channel's Quarterly
                            Report on Form 10-Q for the quarter ended September 30,
                            1998).
           4.1           -- Buy-Sell Agreement by and between Clear Channel, L. Lowry
                            Mays, B. J. McCombs, John M. Schaefer, and John W.
                            Barger, dated May 31, 1977 (Incorporated by reference to
                            the exhibits of the Clear Channel's registration
                            statement on Form S-1 (Reg. No. 33-289161) dated April
                            19, 1984).
           4.2           -- Third Amended and Restated Credit Agreement by and among
                            Clear Channel, NationsBank of Texas, N.A., as
                            administrative lender, the First National Bank of Boston,
                            as documentation agent, the Bank of Montreal and Toronto
                            Dominion (Texas), Inc., as co-syndication agents, and
                            certain other lenders dated April 10, 1997. (Incorporated
                            by reference to the exhibits of Clear Channel's Amendment
                            No. 1 to the registration statement on Form S-3 (Reg. No.
                            333-25497) dated May 9, 1997).
           4.3           -- Senior Indenture dated October 1, 1997, by and between
                            Clear Channel and The Bank of New York, as Trustee
                            (incorporated by reference to Exhibit 4.2 of Clear
                            Channel's Quarterly Report on Form 10-Q for the quarter
                            ended September 30, 1997).
           4.4           -- First Supplemental Indenture dated March 30, 1998, to
                            Senior Indenture dated October 1, 1997, by and between
                            Clear Channel and The Bank of New York, as Trustee
                            (incorporated by reference to the exhibits to Clear
                            Channel's Quarterly Report on Form 10-Q for the quarter
                            ended March 31, 1998).
           4.5           -- Second Supplemental Indenture dated June 16, 1998, to
                            Senior Indenture dated October 1, 1997, by and between
                            Clear Channel and The Bank of New York, as Trustee
                            (incorporated by reference to the exhibits to Clear
                            Channel's Current Report on Form 8-K dated August 27,
                            1998).
           4.6           -- Third Supplemental Indenture dated June 16, 1998, to
                            Senior Indenture dated October 1, 1997, by and between
                            Clear Channel and The Bank of New York, as Trustee
                            (incorporated by reference to the exhibits to Clear
                            Channel's Current Report on Form 8-K dated August 27,
                            1998).
           5.1*          -- Opinion of Akin, Gump, Strauss, Hauer & Feld, L.L.P.,
                            special counsel for Clear Channel, regarding the common
                            stock.
          23.1*          -- Consent of Ernst & Young LLP.
          23.2*          -- Consent of KPMG.
          23.3*          -- Consent of KPMG LLP.
          23.4*          -- Consent of Arthur Andersen LLP.
          23.5*          -- Consent of PricewaterhouseCoopers LLP.
          23.6*          -- Consent of Price Waterhouse.
          23.7*          -- Consent of PricewaterhouseCoopers LLP.
          23.8*          -- Consent of PricewaterhouseCoopers LLP.
          23.9*          -- Consent of Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                            (included in opinion filed as Exhibit 5.1).
          24*            -- Power of Attorney for Clear Channel (included on
                            Signature Page).

---------------

 * Filed herewith.

 + Incorporated by reference to the exhibits of Clear Channel's Registration
   Statement on Form S-3 (Reg. No. 333-33371) dated September 9, 1997.

     Except as noted above, Clear Channel has not filed as exhibits instruments with respect to the long term debt of Jacor because the total amount of securities authorized thereunder does not exceed 10 percent of the total assets of Clear Channel and its subsidiaries on a consolidated basis. Clear Channel agrees to furnish a copy of any such agreement to the Commission upon request.

ITEM 17. UNDERTAKINGS

     The registrant hereby undertakes that, for the purposes of determining any liability under the Securities Act of 1933, each filing of Clear Channel's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of Clear Channel pursuant to the provisions described under Item 15 above or otherwise, Clear Channel has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Clear Channel of expenses incurred or paid by a director, officer or controlling person of Clear Channel in the successful defense of any action, suit or proceeding) is asserted against Clear Channel by such director, officer or controlling person in connection with the securities being registered, Clear Channel will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Antonio, State of Texas, on May 6, 1999.

                                            CLEAR CHANNEL COMMUNICATIONS, INC.

                                            By:      /s/ L. LOWRY MAYS
                                              ----------------------------------
                                              L. Lowry Mays
                                              Chief Executive Officer

                               POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each of the undersigned directors and officers of Clear Channel Communications, Inc., hereby constitute and appoint L. Lowry Mays, Mark P. Mays, Randall T. Mays and Herbert W. Hill, Jr., and each of them, his true and lawful attorneys-in-fact and agents with full power of substitution and resubstitution, for him and his name place and stead, in any and all capacities, to execute any and all amendments (including post-effective amendments) to this Registration Statement, to sign any Registration Statement filed pursuant to Rule 462(b) of the Securities Act of 1933, and to cause the same to be filed with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and desirable to be done in and about the premises, as fully and to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all acts and things that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated below.

                        NAME                                         TITLE                        DATE
                        ----                                         -----                        ----

                  /s/ L. LOWRY MAYS                    Chairman, Chief Executive Officer      May 6, 1999
-----------------------------------------------------    and Director
                    L. Lowry Mays

                  /s/ MARK P. MAYS                     President, Chief Operating Officer     May 6, 1999
-----------------------------------------------------    and Director
                    Mark P. Mays

                 /s/ RANDALL T. MAYS                   Senior Vice President, Chief           May 6, 1999
-----------------------------------------------------    Financial Officer (Principal
                   Randall T. Mays                       Financial Officer) and Director

              /s/ HERBERT W. HILL, JR.                 Senior Vice President/Chief            May 6, 1999
-----------------------------------------------------    Accounting Officer (Principal
                Herbert W. Hill, Jr.                     Accounting Officer)

                  /s/ B.J. MCCOMBS                     Director                               May 6, 1999
-----------------------------------------------------
                    B.J. McCombs

                        NAME                                         TITLE                        DATE
                        ----                                         -----                        ----

                  /s/ ALAN D. FELD                                  Director                  May 6, 1999
-----------------------------------------------------
                    Alan D. Feld

               /s/ THEODORE H. STRAUSS                              Director                  May 6, 1999
-----------------------------------------------------
                 Theodore H. Strauss

                /s/ JOHN H. WILLIAMS                                Director                  May 6, 1999
-----------------------------------------------------
                  John H. Williams

                   /s/ KARL ELLER                                   Director                  May 6, 1999
-----------------------------------------------------
                     Karl Eller

                                  EXHIBIT INDEX

1.1*          Form of Underwriting Agreement.

2.1 Agreement and Plan of Merger dated as of October 8, 1998, as amended on November 11, 1998, among Clear Channel, CCU Merger Sub, Inc. and Jacor (incorporated by reference to Annex A to Clear Channel's Registration Statement on Form S-4 (Reg. No. 333-72839) dated February 23, 1999).

3.1+          Current Articles of Incorporation of Clear Channel.

3.2+          Second Amended and Restated Bylaws of Clear Channel.

3.3 Amendment to Clear Channel's Articles of Incorporation (incorporated by reference to Clear Channel's Quarterly Report on Form 10-Q for the quarter ended September 30, 1998).

4.1           Buy-Sell Agreement by and between Clear Channel, L. Lowry Mays, B.
              J. McCombs, John M. Schaefer, and John W. Barger, dated May 31, 1977 (Incorporated by reference to the exhibits of the Clear Channel's registration statement on Form S-1 (Reg. No. 33-289161) dated April 19, 1984).

4.2 Third Amended and Restated Credit Agreement by and among Clear Channel, NationsBank of Texas, N.A., as administrative lender, the First National Bank of Boston, as documentation agent, the Bank of Montreal and Toronto Dominion (Texas), Inc., as co-syndication agents, and certain other lenders dated April 10, 1997. (Incorporated by reference to the exhibits of Clear Channel's Amendment No. 1 to the registration statement on Form S-3 (Reg. No. 333-25497) dated May 9, 1997).

4.3 Senior Indenture dated October 1, 1997, by and between Clear Channel and The Bank of New York, as Trustee (incorporated by reference to Exhibit 4.2 of Clear Channel's Quarterly Report on Form 10-Q for the quarter ended September 30, 1997).

4.4 First Supplemental Indenture dated March 30, 1998, to Senior Indenture dated October 1, 1997, by and between Clear Channel and The Bank of New York, as Trustee (incorporated by reference to the exhibits to Clear Channel's Quarterly Report on Form 10-Q for the quarter ended March 31, 1998).

4.5 Second Supplemental Indenture dated June 16, 1998, to Senior Indenture dated October 1, 1997, by and between Clear Channel and The Bank of New York, as Trustee (incorporated by reference to the exhibits to Clear Channel's Current Report on Form 8-K dated August 27, 1998).

4.6 Third Supplemental Indenture dated June 16, 1998, to Senior Indenture dated October 1, 1997, by and between Clear Channel and The Bank of New York, as Trustee (incorporated by reference to the exhibits to Clear Channel's Current Report on Form 8-K dated August 27, 1998).

5.1* Opinion of Akin, Gump, Strauss, Hauer & Feld, L.L.P., special counsel for Clear Channel, regarding the common stock.

23.1*         Consent of Ernst & Young LLP.

23.2*         Consent of KPMG.

23.3*         Consent of KPMG LLP.

23.4*         Consent of Arthur Andersen LLP.

23.5*         Consent of PricewaterhouseCoopers LLP.

23.6*         Consent of Price Waterhouse.

23.7*         Consent of PricewaterhouseCoopers LLP.

23.8*         Consent of PricewaterhouseCoopers LLP.

23.9* Consent of Akin, Gump, Strauss, Hauer & Feld, L.L.P. (included in opinion filed as Exhibit 5.1).

24* Power of Attorney for Clear Channel Communications, Inc. (included on Signature Page).

-------------------------

* Filed herewith.

+ Incorporated by reference to the exhibits of Clear Channel's Registration
  Statement on Form S-3 (Reg. No. 333-33371) dated September 9, 1997.